Mail Stop 3561

April 28, 2008

*By U.S. Mail and facsimile to (908) 688-3303*

Mr. Eugene A. Castagna
Chief Financial Officer and Treasurer
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, N. J. 07083

> **Re:** **Bed Bath & Beyond Inc.**
> **Form 10-K for Fiscal Year Ended March 3, 2007**
> **Filed May 2, 2007**
> **Forms 10-Q for Fiscal Quarters Ended June 2, 2007, September 1, 2007, and December 1, 2007**
> **Filed July 11, 2007, October 9, 2007 and January 10, 2008, respectively**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 11, 2007**
> **File No. 0-20214**

Dear Mr. Castagna:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director